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                          August 11, 2022

       Markus Renschler, M.D.
       Chief Executive Officer
       Cyteir Therapeutics, Inc.
       128 Spring St, Building A, Suite 510
       Lexington, MA 02421

                                                        Re: Cyteir
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 8,
2022
                                                            File No. 333-266676

       Dear Dr. Renschler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tara Fisher, Esq.